EXHIBIT 99.1
FAIRFAX News Release
Stock Symbol: FFH (TSX and NYSE)
TORONTO, March 9, 2007
FAIRFAX FILES ANNUAL REPORT
Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that it has filed its annual report with Canadian securities regulators and a copy is available on its website at www.fairfax.ca.
In addition, an annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission. Please visit the financials area of www.fairfax.ca to access the documents. Shareholders may also obtain a copy of the audited financial statements without charge upon written request to the Corporate Secretary of Fairfax Financial Holdings Limited, 95 Wellington Street West, Toronto, Ontario, Canada M5J 2N7.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:	Greg Taylor, Chief Financial Officer, at (416) 367-4941
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946